                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instr. 1(b).

________________________________________________________________________________
1.  Name and Address of Reporting Person

                           Liberty Media Corporation

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


9197 South Peoria Street
--------------------------------------------------------------------------------
                                    (Street)


Englewood,                         Colorado             80112
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol


                      Liberty Livewire Corporation (LWIRA)

________________________________________________________________________________
3.  IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.  Statement for Month/Year

                                 September 2000

________________________________________________________________________________
5.  If Amendment, Date of Original (Month/Year)

                                October 31, 2000

________________________________________________________________________________
6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.  Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                                                               Owner-
                                                                                                               ship
                                                                                                5.             Form:     7.
                                                                                                Amount of      Direct    Nature of
                                  2.               3.            4.                             Securities     (D) or    Indirect
1.                                Transaction      Transaction   Securities Acquired (A) or     Beneficially   Indirect  Beneficial
Title of Security                 Date             Code          Disposed of (D)                Owned at End   (I)       Ownership
(Instr. 3)                        (month/day/year) (Instr. 8)    (Instr. 3, 4 and 5)            of Month       (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                                              (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                                                          of         Form
                    2.                                                                                    Deriv-     of
                    Conver-                    5.                              7.                         ative      Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-     ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities      Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-      ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially   Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned      (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End     In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of         direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month      (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)     (D)  cisable  Date     Title     Shares  5)       4)         4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common      1-for-1  9/30/00  J         212,718      imme-    N/A      Class A   212,718 $17.20   31,529,395   D
Stock, par                                      (Fn1)        diately           Common            (Fn1)    (Fn2)
value $.01 per                                                                 Stock,
share                                                                          par value
                                                                               $.01 per
                                                                               share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:




See continuation page attached.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



/s/   Vivian Carr                                        March 12, 2000
---------------------------------------------            -----------------------
Name: Vivian Carr                                        Date
Title: Senior Vice President

                         CONTINUATION PAGE TO SEC FORM 4

1.  Name and Address of Reporting Person:

       Liberty Media Corporation
       9197 South Peoria Street
       Englewood, CO  80112

2.  Issuer Name and Ticker or Trading Symbol:

      Liberty Livewire Corporation
      LWIRA


4.  Statement for Month /Year:

      September 2000

Explanation of Responses (footnotes):

(Fn1)

This statement is filed to amend the statement filed by Liberty Media Corporation on October 31, 2000, as amended on November 13, 2000, with respect to the month ended September 30, 2000 (the "September Statement"). The September Statement reported the acquisition by Liberty Media of 319,006 shares of the Class B Common Stock of Liberty Livewire Corporation, pursuant to the Stock Option Fulfillment Agreement dated as of June 10, 2000, between Liberty Media and Livewire.

The purpose of the Agreement was to provide a mechanism for Liberty Media to fund the cash requirements of Livewire with respect to certain outstanding stock options of Livewire, which were exercisable for shares of Liberty Media Group tracking stock. The shares reported on the September Statement represented the number of shares of Livewire stock to which Liberty Media would have been entitled, if Liberty Media had funded the entire out-of-pocket cost incurred by Livewire in purchasing the shares of Liberty Media Group tracking stock required to satisfy stock options exercised through the month of September 2000. However, Liberty Media never provided the full amount of such funding and, accordingly, was never entitled to the full amount of such shares.

In February 2000, Liberty Media and Livewire agreed to amend and restate their Stock Option Fulfillment Agreement, to reduce the amount required to be paid by Liberty Media to Livewire for each calendar month by the aggregate amount of exercise prices received by Livewire during such calendar month upon the exercise of such stock options, and to reduce correspondingly the number of shares of Livewire Class B Common Stock issuable to Liberty in exchange for such funding. Accordingly, Liberty Media is filing this amended statement to record its acquisition of 212,718 shares of Class B Common Stock of Livewire, pursuant to the Amended and Restated Stock Option Fulfillment Agreement, with respect to stock options exercised through the month of September 2000.

(Fn 2)

As of September 30, 2000. (As of February 28, 2001, Liberty Media was the beneficial owner of 49,058,073 shares of Livewire's Class B Common Stock.)